UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
Ship It Pro LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> April 22, 2020

Physical address of issuer
1521 Estacada Way, Cordova, TN 38018

Website of issuer
https://www.shipitpro.com/

Current number of employees
0

Submission Contact Person Information

> *Name*

Wesley Montague

Phone Number
(629) 219-6642

Email Address
wmontague@shipitpro.com

Notification Email Address
wmontague@shipitpro.com

Signatories

Name
Wesley Montague

Signature

Title
CEO

Email
wmontague@shipitpro.com

Date
April 23, 2024